UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

BreitBurn Energy Partners L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

106776107
(CUSIP Number)

John C. Cirone Quicksilver Resources Inc. 777 West Rosedale Street Fort Worth, Texas 76104 (817) 665-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 17,728,071 Common Units
NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 17,728,071 Common Units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,728,071 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.26%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	106776107

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D filed with the SEC on December 23, 2008, as amended by that certain Amendment No. 3 to the Schedule 13D filed with the SEC on April 7, 2009, as amended by that certain Amendment No. 4 to the Schedule 13D filed with the SEC on May 1, 2009, as amended by that certain Amendment No. 5 to the Schedule 13D filed with the SEC on June 19, 2009, as amended by that certain Amendment No. 6 to the Schedule 13D filed with the SEC on February 11, 2010, as amended by that certain Amendment No. 7 to the Schedule 13D filed with the SEC on April 7, 2010 (as amended, the “Schedule 13D”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is amended by deleting the last paragraph thereof and adding the following:

On May 11, 2010, pursuant to an Asset Purchase Agreement dated as of the same date (the “Purchase Agreement”) between the Reporting Person and Marshall R. Young Oil Co., a Delaware corporation (the “Seller”), the Reporting Person purchased from the Seller certain of the Seller’s rights, title and interest in and to certain oil and gas properties, as further described in the Purchase Agreement.  In consideration therefor, the Reporting Person paid to the Seller (i) Sixty-Two Million and No/100 Dollars ($62,000,000) in cash consideration and (ii) 3,619,901 Common Units (the “Common Units Consideration”).  The consideration is subject to customary post-closing adjustments.

In connection with and as a condition to the consummation of the transactions contemplated under the Purchase Agreement, the Reporting Person has partially assigned to the Seller its rights and obligations under the Registration Rights Agreement with respect to the Common Units Consideration.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit I hereto and is hereby incorporated herein by reference.

Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 8, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and composition of the Board. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and the Board, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law and the terms of the New Settlement Agreement. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following paragraph:

The description of the Purchase Agreement in Item 4, which is qualified in its entirety by Exhibit I attached hereto, and Exhibit I attached hereto are hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to include the following exhibit:
Exhibit I
Asset Purchase Agreement between Quicksilver Resources Inc., a Delaware corporation, and Marshall R. Young Oil Co., a Delaware corporation, dated May 11, 2010 (filed as Exhibit 10.1 to Quicksilver Resources Inc.’s Current Report on Form 8-K filed on May 12, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 2010

QUICKSILVER RESOURCES INC.

By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President

EXHIBIT INDEX

   Exhibit I   Asset Purchase Agreement between Quicksilver Resources Inc., a Delaware corporation, and Marshall R. Young Oil Co., a Delaware corporation, dated May 11, 2010 (filed as Exhibit 10.1 to Quicksilver Resources Inc.’s Current Report on Form 8-K filed on May 12, 2010).